UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-14946

Cemex, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

Cemex, S.A.B. de C.V. (“Cemex”) (NYSE: CX) announced today that, further to the resolutions adopted at its Ordinary General Shareholders’ Meeting held on March 22, 2024 and the announcement made on March 25, 2024 in relation to the declaration of a cash dividend in an aggregate amount of USD $120 million, payable in four equal installments in USD (of USD $30 million each installment), holders of Cemex Ordinary Participation Certificates (“CPO”) and American Depositary Shares (“ADS”) as of the record date of September 13, 2024, will be entitled to receive the second installment of the cash dividend (USD $30 million). Each ADS represents 10 CPOs.

As background, the first installment was paid on June 18, 2024, and the third and fourth installments, respectively, are currently scheduled to be paid on December 11, 2024 and March 11, 2025,

Cemex will proceed to make payment of the second installment of the cash dividend at the rate of approximately USD $0.000689 per share, against the delivery of coupon 152 (one hundred and fifty-two) adhered to the share certificates representing all of the outstanding shares that make up the paid-up capital stock of Cemex. CPO holders will receive approximately USD $0.002067 per CPO and ADS holders will receive approximately USD $0.020670 per ADS in the second installment of the cash dividend. Cemex intends to announce the corresponding final dividend amounts per share, CPO, and ADS for the second installment, by no later than September 12, 2024.

The second installment of the cash dividend should be paid to holders of bearer shares and CPO holders on September 17, 2024 in Mexican Pesos at the exchange rate determined by the Bank of Mexico (Banco de México) on September 12, 2024. ADS holders are expected to receive payment of the second installment of the dividend on or around September 24, 2024. The last day to acquire CPOs and ADSs with dividend payment rights will be September 12, 2024, respectively.

The declared dividend comes from the Net Tax Profit Account (Cuenta de Utilidad Fiscal Neta or CUFIN) of Cemex as of December 31, 2013; therefore, no tax withholding will be made for the payment of this dividend.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Cemex, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cemex, S.A.B. de C.V.
(Registrant)

Date: September 3, 2024	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller